Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
[redacted]

08005524

SEC
Mail Processing
Section

OCT 17 2008

Washington, DC
101

15 October 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (<u>File Number 082-35128</u>) documents for lodgement

In accordance with the requirements of Rule 12g3-2(b), I wish to inform you that no documents for Macquarie Group Limited have been lodged during the period between Wed 8 October 2008 and Tue 14 October 2008.

Yours sincerely

per
Dennis Leong
Company Secretary

PROCESSED
OCT 28 2008
THOMSON REUTERS

10/23

END

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